UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Endowment PMF Master Fund, L.P.

(Name of Issuer)

Limited Partnership Interests

(Title of Class of Securities)

[None]

(CUSIP Number)

Martha D. Vorlicek

c/o HarbourVest Partners, LLC

One Financial Center, 44th Floor

Boston, MA 02111

(617) 348-3707

Joelle Kellam

c/o Origami Capital Partners, LLC

191 North Wacker Drive, Suite 2350

Chicago, IL 60606

(312) 263-7800

with copies to:

David J. Schwartz

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [None]

1	NAME OF REPORTING PERSON. HarbourVest—Origami Structured Solutions L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER limited partnership interests equal to 40.8% of total outstanding
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER limited partnership interests equal to 40.8% of total outstanding
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON limited partnership interests equal to 40.8% of total outstanding
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); limited partnership interests equal to 40.8% of total outstanding(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN (Partnership)

(1)	All percentages are based on information provided by the Issuer.

CUSIP No. [None]

1	NAME OF REPORTING PERSON. HarbourVest Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER limited partnership interests equal to 40.8% of total outstanding
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER limited partnership interests equal to 40.8% of total outstanding
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON limited partnership interests equal to 40.8% of total outstanding
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); limited partnership interests equal to 40.8% of total outstanding(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN (Partnership)

(1)	All percentages are based on information provided by the Issuer.

CUSIP No. [None]

1	NAME OF REPORTING PERSON. HarbourVest GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER limited partnership interests equal to 40.8% of total outstanding
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER limited partnership interests equal to 40.8% of total outstanding
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON limited partnership interests equal to 40.8% of total outstanding
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); limited partnership interests equal to 40.8% of total outstanding(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on information provided by the Issuer.

CUSIP No. [None]

1	NAME OF REPORTING PERSON. HarbourVest Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER limited partnership interests equal to 40.8% of total outstanding
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER limited partnership interests equal to 40.8% of total outstanding
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON limited partnership interests equal to 40.8% of total outstanding
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); limited partnership interests equal to 40.8% of total outstanding(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on information provided by the Issuer.

CUSIP No. [None]

1	NAME OF REPORTING PERSON. HV Hornets HF L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER limited partnership interests equal to 9% of total outstanding
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER limited partnership interests equal to 40.8% of total outstanding
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON limited partnership interests equal to 40.8% of total outstanding
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN (Partnership)

(1)	All percentages are based on information provided by the Issuer.

CUSIP No. [None]

1	NAME OF REPORTING PERSON. HV Hornets PE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER limited partnership interests equal to 20.7% of total outstanding
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER limited partnership interests equal to 40.8% of total outstanding
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON limited partnership interests equal to 40.8% of total outstanding%
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN (Partnership)

(1)	All percentages are based on information provided by the Issuer.

CUSIP No. [None]

1	NAME OF REPORTING PERSON. Gordian Knot SPV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER limited partnership interests equal to 11.1% of total outstanding
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER limited partnership interests equal to 40.8% of total outstanding
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON limited partnership interests equal to 40.8% of total outstanding
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN (Partnership)

(1)	All percentages are based on information provided by the Issuer.

CUSIP No. [None]

1	NAME OF REPORTING PERSON. Origami Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER limited partnership interests equal to 11.1% of total outstanding
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER limited partnership interests equal to 40.8% of total outstanding
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON limited partnership interests equal to 40.8% of total outstanding
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company), HC (Control Person)

(1)	All percentages are based on information provided by the Issuer.

CUSIP No. [None]

1	NAME OF REPORTING PERSON. Thomas Elden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER limited partnership interests equal to 11.1% of total outstanding
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER limited partnership interests equal to 40.8% of total outstanding
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON limited partnership interests equal to 40.8% of total outstanding
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN (Individual); HC (Control Person)

(1)	All percentages are based on information provided by the Issuer.

Schedule 13D

This Schedule 13D is being filed by HarbourVest—Origami Structured Solutions L.P. (“HV-OSS”), HarbourVest Partners L.P. (“HV LP”), HarbourVest GP LLC (“HV GP”), HarbourVest Partners, LLC (HV Partners), HV Hornets HF L.P. (“HVH-HF”), HV Hornets PE L.P. (“HVH-PE”), Gordian Knot SPV LP (“GKS”), Origami Capital Partners, LLC (“Origami”) and Thomas Elden (“Mr. Elden”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report an acquisition of limited partnership interests in the Issuer.

Item 1	Security and Issuer

Limited Partnership Interests

The Endowment PMF Master Fund, L.P. (the “Issuer”)

4265 San Felipe

Suite 800

Houston, TX 77027

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

HarbourVest—Origami Structured Solutions L.P.	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Make and hold an interest as a limited partner of the Issuer	Delaware

HarbourVest Partners L.P.	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Manager of investment funds	Delaware

HarbourVest GP LLC	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	General partner of investment funds, including HV-OSS, HVH-HF AND HVH-PE	Delaware

HarbourVest Partners, LLC	One Financial Center, 44th Fl Boston, MA 02111	Sponsor of investment funds	Delaware

HV Hornets HF L.P.	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Make and hold an interest as a limited partner of HV-OSS	Delaware

HV Hornets PE L.P.	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Make and hold an interest as a limited partner of HV-OSS	Delaware

Gordian Knot SPV LP	c/o Origami Capital Partners, LLC 191 North Wacker Drive, Suite 2350 Chicago, IL 60606	Make and hold an interest as a limited partner of HV-OSS	Delaware

Origami Capital Partners, LLC	c/o Origami Capital Partners, LLC 191 North Wacker Drive, Suite 2350 Chicago, IL 60606	General partner of GKS	Delaware

Thomas Elden	c/o Origami Capital Partners, LLC 191 North Wacker Drive, Suite 2350 Chicago, IL 60606	Managing Member and Chief Executive Officer of Origami	United States

Information regarding to officers of HarbourVest Partners, LLC and Origami is set out on Schedule A hereto.

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

Item 3	Source and Amount of Funds or Other Considerations

On May 15, 2014, HV-OSS acquired limited partnership interests in the Issuer equal to 40.8% of total outstanding limited partnership interests.

HV-OSS funded its acquisition through capital contributions from its limited partners. The limited partners of HV-OSS are HVH-HF, HVH-PE, GKS, 50514 Investment Holdings LLC, 82114 Investment Holdings LLC, SLR 2012 Trust, Cloudy Day Holdings LLC, Dylan Benjamin Holdings LLC and Dogfish Head Investments LLC.

HVH-PE financed a portion of its capital contribution to HV-OSS with the proceeds of a loan from Deutsche Bank. See Item 6-Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer – “Financing” below, which is hereby incorporated by reference herein.

Item 4	Purpose of Transaction

This Schedule is being filed to report the acquisition on May 15, 2014 by HV-OSS of limited partnership interests in the Issuer pursuant to a Purchase and Sale Agreement, dated as of February 19, 2014 (the “Purchase and Sale Agreement”).

HV-OSS acquired limited partnership interests in the Issuer equal to 40.8% of total outstanding limited partnership interests for investment purposes. All other outstanding limited partnership interests of the Issuer are held directly by PMF Fund L.P., PMF TEI (Offshore) Fund, Ltd., and PMF International Fund, Ltd.

The Issuer acquired a portfolio of private equity and hedge fund interests (the “Assets”) previously owned by The Endowment Master Fund, L.P., and has stated its intention to conduct a liquidation of the Assets. Holders of limited partnership interests in the Issuer are entitled to pro rata distributions of the proceeds resulting from the liquidation of the Assets.

The Issuer has seven directors, two of whom were nominated by HV-OSS (one by HVH-PE and the other by GKS). These two directors have the ability effectively to veto certain actions requiring a unanimous vote of directors but do not constitute a majority and are not themselves otherwise able to determine the outcome of any votes by the board of directors of the Issuer. HVH-PE has nominated Jeffrey Keay, a managing director of HarbourVest Partners, LLC, as director. GKS has nominated Jeffrey Young, a principal of Origami, as director.

In connection with the acquisition of interests in the Issuer by HV-OSS, each of HVH-HF, HVH-PE and GKS entered into an agreement with Endowment Advisers, L.P., the investment manager of the Issuer, in which they agreed to certain parameters and restrictions relating to their right to vote with respect to certain Issuer-related actions, as further described in Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer – “Side Letter” below, which is hereby incorporated by reference herein.

The Reporting Persons expect to consider and evaluate on an ongoing basis all of their alternatives with respect to their investment in the Issuer’s securities. The Reporting Persons have engaged in and expect in the future to engage in discussions with directors, the Investment Adviser (as defined below) and other representatives of the Issuer concerning the Reporting Persons’ investment in the Issuer’s securities. The Reporting Persons may also engage in discussions with these persons, with other securityholders of the Issuer and with other parties concerning the business and strategic direction of the Issuer, the liquidation of the Assets and opportunities to enhance the value of their investment in the Issuer’s securities.

The Reporting Persons may at any time, and from time to time, depending on various factors, including their evaluation of their investment in the Issuer’s securities, take any and all actions with respect to the Issuer and their investment in the Issuer’s securities as they deem advisable and in their best interests. The Reporting Persons reserve the right to increase or decrease their investment in the Issuer’s securities on such terms and at such times as they may decide and to change their intentions with respect to their investment in the Issuer’s securities, and there can be no assurance as to when, over what period of time, or to what extent they may decide to do so.

Item 5	Interest in Securities of the Issuer

The aggregate percentage of limited partnership interests in the Issuer reported owned by each Reporting Person is based upon the total limited partnership interests of the Issuer issued and outstanding as reported to the Issuer.

(a)-(b) Items 7, 8, 9, 10, 11 and 13 of pages 2 through 7 hereof are incorporated by reference.

HarbourVest—Origami Structured Solutions L.P.

All of the limited partnership interests reported on this Schedule 13D are owned directly by HV-OSS.

HarbourVest Partners L.P.

HV LP is the manager of HV-OSS. As such, it may be deemed to share beneficial ownership of the limited partnership interests held directly by HV-OSS. HV LP disclaims beneficial ownership of the limited partnership interests of the Issuer held by the Reporting Persons, and this report shall not be deemed an admission that HV LP is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose.

HarbourVest GP LLC

HV GP is the general partner of each of HV-OSS, HVH-PE, and HVH-HF. As such, it may be deemed to beneficially own the limited partnership interests of the Issuer held directly by HV-OSS and deemed to be beneficially owned indirectly by HVH-PE and HVH-HF. HV GP disclaims beneficial ownership of the limited partnership interests held by HV-OSS, HVH-PE, HVH-HF and each of the other Reporting Persons, and this report shall not be deemed an admission that HV-GP is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose.

HarbourVest Partners, LLC

HV Partners is the managing member of HV GP and the general partner of HV LP. As such, it may be deemed to beneficially own the limited partnership interests of the Issuer deemed to be beneficially owned by HV GP and HV LP, including interests deemed to be beneficially owned by HV-OSS, HVH-PE and HVH-HF. HV Partners disclaims beneficial ownership of the limited partnership interests held by HV-OSS, HVH-PE, HVH-HF and each of the other Reporting Persons, and this report shall not be deemed an admission that HV Partners is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose.

HV Hornets HF L.P.

Pursuant to the provisions of the Voting Agreement, HVH-HF may be deemed to share the power to vote or direct the vote of a portion of the limited partnership interests held directly by HV-OSS. In addition, HVH-HF’s consent is required to permit HV-OSS to dispose of its limited partnership interests in the Issuer, and therefore HVH-HF may be deemed to share the power to dispose of such interests. HVH-HF disclaims beneficial ownership of the limited partnership interests held by HV-OSS and each of the other Reporting Persons and this report shall not be deemed an admission that HVH-HF is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose.

HV Hornets PE L.P.

Pursuant to the provisions of the Voting Agreement, HVH-PE may be deemed to share the power to vote or direct the vote of a portion of the limited partnership interests held directly by HV-OSS. In addition, HVH-PE’s consent is required to permit HV-OSS to dispose of its limited partnership interests in the Issuer, and therefore HVH-PE may be deemed to share the power to dispose of such interests. HVH-PE disclaims beneficial ownership of the limited partnership interests held by HV-OSS and each of the other Reporting Persons, and this report shall not be deemed an admission that HVH-PE is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose.

Other HV-OSS Limited Partners

Gordian Knot SPV LP

Pursuant to the provisions of the Voting Agreement, GKS may be deemed to share the power to vote or direct the vote of a portion of the limited partnership interests held directly by HV-OSS. In addition, GKS’s consent is required to permit HV-OSS to dispose of its limited partnership interests in the Issuer, and therefore GKS may be deemed to share the power to dispose of such interests. GKS disclaims beneficial ownership of the limited partnership interests held by HV-OSS and each of the other Reporting Persons, and this report shall not be deemed an admission that GKS is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose.

Origami Capital Partners LLC and Thomas Elden

Origami is the general partner of GKS. Mr. Elden is the Chief Executive Officer and managing member of Origami. As such, each of Origami and Mr. Elden may be deemed to beneficially own the limited partnership interests of the Issuer deemed to be beneficially owned by GKS, including those interests held directly by HV-OSS. Each of Origami and Mr. Elden disclaims beneficial ownership of the limited partnership interests held by HV-OSS and each of the other Reporting Persons, and this report shall not be deemed an admission that Origami or Mr. Elden is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose.

Other Holders of Issuer’s Securities

PMF Fund L.P., PMF TEI (Offshore) Fund, Ltd. and PMF International Fund, Ltd. each hold limited partnership interests in the Issuer. Each of the Reporting Persons disclaims that they may be a member of a group with PMF Fund L.P., PMF TEI (Offshore Fund), Ltd. and PMF International Fund, Ltd. or any of their affiliates.

(c) On May 15, 2014 HV-OSS acquired limited partnership interests in the Issuer equal to 40.8% of total outstanding limited partnership interest from the Sellers (as defined below) for an aggregate purchase price of $532,204,131.

(d) See Item 6 – “Profit Sharing Arrangements” below.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase and Sale Agreement

The Purchase and Sale Agreement, dated as of February 19, 2014, was entered into by and among PMF Fund L.P. (“Domestic Fund”), PMF TEI Fund, L.P. (“TEI Fund”) and its wholly owned subsidiary, PMF TEI (Offshore) Fund, Ltd. (“TEI Blocker”), and PMF International Fund, Ltd. (“International Fund,” together with Domestic Fund and TEI Fund (through TEI Blocker), the “Sellers”), The Endowment Master Fund, L.P., the Issuer, Endowment Advisers, L.P. and HV-OSS. Pursuant to the Purchase and Sale Agreement, HV-OSS agreed to purchase interests in the Issuer from the Sellers for an aggregate purchase price equal to 87% of the Issuer’s net asset value as of September 30, 2013 (subject to certain adjustments). The transaction contemplated by the Purchase and Sale Agreement was consummated on May 15, 2014.

Voting Agreement

A separate voting agreement (the “Voting Agreement”), dated May 12, 2014, was entered into among certain limited partners of HV-OSS. Pursuant to the Voting Agreement, such limited partners may direct the general partner of HV-OSS to act with respect to their limited partnership interest in the Issuer in proportion to such limited partners’ ownership percentages in HV-OSS. In addition, the Voting Agreement provides that each of HVH-PE and GKS are entitled to appoint a director to the board of the Issuer for as long as HV-OSS has a right to appoint two directors to the board of the Issuer.

Profit Sharing Arrangements

Distributions received by HV-OSS from the Issuer are allocated among the limited partners of HV-OSS based upon the underlying Assets that generated such distributions, as further described below:

Profits and losses from the private equity fund Assets (other than real estate and energy funds) held by the Issuer are allocated to HVH-PE;

Profits and losses from the hedge fund Assets held by the Issuer are allocated to HVH-HF and GKS; and

Profits and losses from the real estate and energy private equity funds Assets held by the Issuer are allocated to 50514 Investment Holdings LLC, 82114 Investment Holdings LLC, SLR 2012 Trust, Cloudy Day Holdings LLC, Dylan Benjamin Holdings LLC and Dogfish Head Investments LLC.

Side Letter

Certain limited partners of HV-OSS entered into a side letter, dated February 19, 2014 (the “Side Letter”) with Endowment Advisers, L.P. (the “Investment Adviser”), the investment manager of the Issuer, pursuant to which such limited partners have agreed that they will not vote to terminate the Issuer’s investment management agreement (the “Investment Management Agreement”) with the Investment Adviser unless (i) a majority of the Issuer’s independent directors has voted to so terminate the Investment Management Agreement, (ii) it has been finally determined by a court or an arbitrator that the Investment Adviser (or any officer, director, member, partner, principal or employee thereof) has engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Investment Adviser’s office or has materially breached its obligations under the limited partnership agreement of the Issuer or (iii) such vote is in the same proportion as the other investors in the Issuer’s feeder funds (for example, if 40% of the limited partners of the other Issuer’s feeder funds vote to terminate the Investment Management Agreement, the limited partners of HV-OSS may cause HV-OSS to vote 40% of its interest to terminate the Investment Management Agreement). In addition, the limited partners of HV-OSS have agreed that they will vote in favor of any nominee to serve as an independent director on the Issuer’s board of directors who has been nominated by a majority of the Issuer’s independent directors unless (a) they have received written advice of reputable outside counsel that voting for such nominee would be a breach of such investors’ fiduciary duties or (b) such vote is in the same proportion as the other investors in the Issuer’s feeder funds (for example, if 40% of the limited partners of the other Issuer’s feeder funds vote against a nominee of the independent directors of the Issuer, the limited partners of HV-OSS may cause HV-OSS to vote 40% of its interest against such nominee). The limited partners of HV-OSS have also agreed that they will not cause HV-OSS to call a meeting of the holders of the Issuer’s voting interests for the purpose of terminating the Investment Management Agreement, or to solicit proxies (including, without limitation, hiring a proxy solicitor) or the written consent of the holders of the Issuer’s voting interests in connection with a vote of such holders to terminate the Investment Management Agreement.

Financing and Pledge Agreement

HVH-PE has entered into a Term Loan and Revolving Line of Credit Agreement (the “Loan Agreement”), dated May 13, with Deutsche Bank Trust Company Americas (the “Lender”) for a term loan in the maximum principal amount of $75,000,000.00 and a revolving credit loan in the maximum principal amount of $15,000,000.00.

The term loan portion has been fully drawn in order to finance a portion of HVH-PE’s investment in a limited partnership interest in HV-OSS (the “LP Interest”) which has a limited partnership interest in the Issuer.

In connection with the Loan Agreement, HVH-PE has entered into that certain Security and Pledge Agreement (the “Pledge Agreement”), dated May 13, with Lender, pursuant to which HVH-PE has pledged to Lender all of its right, title and interest in the LP Interest (among other assets). In the event of a default by HVH-PE under the terms of the Loan Agreement, the Pledge Agreement would allow the Lender (or its designee) to succeed to all of HVH-PE’s rights and entitlements to the LP Interests, including HVH-PE’s rights and entitlements under the Voting Agreement.

The descriptions of the Purchase and Sale Agreement, the Voting Agreement, the Side Letter, the Loan Agreement, and the Pledge Agreement are summaries only and are qualified in their entirety by reference to the full text of such agreements, which are incorporated by reference in Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6 hereto.

Item 7	Materials to Be Filed as Exhibits

The Exhibit Index attached hereto is hereby incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2014

HarbourVest—Origami Structured Solutions L.P.

By:	HarbourVest GP LLC, its General Partner
By:	HarbourVest Partners, LLC, its Managing Member
By:	/s/ Martha D. Vorlicek
Name:	Martha D. Vorlicek
Title:	Managing Director
HarbourVest Partners L.P.

By:	HarbourVest Partners, LLC, its General Partner
By:	/s/ Martha D. Vorlicek
Name:	Martha D. Vorlicek
Title:	Managing Director
HarbourVest GP LLC

By:	HarbourVest Partners, LLC, its Managing Member
By:	/s/ Martha D. Vorlicek
Name:	Martha D. Vorlicek
Title:	Managing Director
HarbourVest Partners, LLC
By:	/s/ Martha D. Vorlicek
Name:	Martha D. Vorlicek
1Title:	Managing Director
HV Hornets HF L.P.

By:	HarbourVest GP LLC, its General Partner

By:	HarbourVest Partners, LLC, its Managing Member
By:	/s/ Martha D. Vorlicek
Name:	Martha D. Vorlicek
Title:	Managing Director
HV Hornets PE L.P.

By:	HarbourVest GP LLC, its General Partner

By:	HarbourVest Partners, LLC, its Managing Member
By:	/s/ Martha D. Vorlicek
Name:	Martha D. Vorlicek
Title:	Managing Director

Gordian Knot SPV LP

By:	Origami Capital Partners, LLC, its General Partner
By:	/s/ Thomas Elden
Name:	Thomas Elden
Title:	Chief Executive Officer
Origami Capital Partners, LLC
By:	/s/ Thomas Elden
Name:	Thomas Elden
Title:	Chief Executive Officer
Thomas Elden
/s/ Thomas Elden

Schedule A

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

George R. Anson	c/o HarbourVest Partners, LLC Berkeley Square House London W1J 6DB United Kingdom	Managing Director of HarbourVest Partners, LLC	Canada

Kathleen M. Bacon	c/o HarbourVest Partners, LLC Berkeley Square House London W1J 6DB United Kingdom	Managing Director of HarbourVest Partners, LLC	United States

Brett A. Gordon	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

William A. Johnston	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

Peter B. Lipson	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

Frederick C. Maynard III	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

John G. Morris	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

Ofer Nemirovsky	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

Alex A. Rogers	c/o HarbourVest Partners, LLC Berkeley Square House London W1J 6DB United Kingdom	Managing Director of HarbourVest Partners, LLC	United States

Gregory V. Stento	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

Michael W. Taylor	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

John M. Toomey, Jr.	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

Martha D. Vorlicek	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

Robert M. Wadsworth	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

Peter G. Wilson	c/o HarbourVest Partners, LLC Berkeley Square House London W1J 6DB United Kingdom	Managing Director of HarbourVest Partners, LLC	Canada

Brooks D. Zug	c/o HarbourVest Partners, LLC One Financial Center, 44th Fl Boston, MA 02111	Managing Director of HarbourVest Partners, LLC	United States

Thomas Elden	c/o Origami Capital Partners, LLC 191 North Wacker Drive, Suite 2350 Chicago, IL 60606	Managing Member and Chief Executive Officer of Origami Capital Partners, LLC	United States

Joelle C. Kellam	c/o Origami Capital Partners, LLC 191 North Wacker Drive, Suite 2350 Chicago, IL 60606	Chief Financial Officer and Chief Compliance Officer of Origami Capital Partners, LLC	United States

Jeffrey D. Young	c/o Origami Capital Partners, LLC 191 North Wacker Drive, Suite 2350 Chicago, IL 60606	Member and Partner of Origami Capital Partners, LLC	United States

None of the foregoing persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of May 15, 2014, by and among HarbourVest—Origami Structured Solutions L.P., HarbourVest GP LLC, HarbourVest Partners L.P., HarbourVest Partners, LLC, HV Hornets HF L.P., HV Hornets PE L.P., Gordian Knot SPV LP, Origami Capital Partners, LLC, and Thomas Elden.

99.2	Purchase and Sale Agreement, dated as of February 19, 2014, among HarbourVest—Origami Structured Solutions L.P., PMF Master Fund and certain other parties.

99.3	Voting Agreement, dated as of May 12, 2014, among HarbourVest—Origami Structured Solutions L.P. and certain of its limited partners.

99.4	Side Letter, dated as of February 19, 2014, among Endowment Advisers, L.P., HV Hornets PE L.P., HV Hornets HF L.P. and Gordian Knot SPV LP.

99.5	Term Loan and Revolving Line of Credit Agreement, dated May 13, 2014, between Deutsche Bank Trust Company Americas and HV Hornets PE L.P.

99.6	Security and Pledge Agreement, dated May 13, 2014, between Deutsche Bank Trust Company Americas and HV Hornets PE L.P.